Filed Pursuant to Rule 424(b)(5)

Registration No. 333-283819

Amendment No. 1 dated September 10, 2025 to

Prospectus Supplement dated February 13, 2025

(To Prospectus Dated February 12, 2025)

EXPLANATORY NOTE

This Amendment No. 1 to the prospectus supplement dated February 13, 2025 is being filed solely to reduce the aggregate amount of common stock that we are offering. No other changes have been made to the prospectus supplement.

Energous Corporation

Up to $70,000,000 of

Common Stock

This Amendment No. 1 (this “Amendment”) amends certain information contained in the prospectus supplement dated February 13, 2025 (the “Original Prospectus Supplement”) to the prospectus dated February 12, 2025 (the “Base Prospectus” and, together with the Original Prospectus Supplement, the “Original Prospectus”) relating to the offer and sale of shares of our common stock through H.C. Wainwright & Co., LLC (“Wainwright”) as our sales agent or principal under the Original Prospectus by means of transactions that are deemed to be “at-the-market” offerings, as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on or through the Nasdaq Stock Market, or any other existing trading market in the United States for our common stock, sales made to or through a market maker other than on an exchange or otherwise, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law, pursuant to an At-the-Market Offering Agreement, dated June 21, 2024 (the “Sales Agreement”), between us and Wainwright.

This Amendment should be read in conjunction with the Original Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Original Prospectus. This Amendment is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto.

We are filing this Amendment solely to decrease the amount of shares we are offering pursuant to the Sales Agreement and the Original Prospectus Supplement, such that we are now offering to sell shares of our common stock having a maximum aggregate offering price of up to $70,000,000 through Wainwright as our sales agent or principal under the Original Prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “WATT.” On September 9, 2025, the last reported sale price of our common stock on the Nasdaq Capital Market was $9.40 per share.

We are a “smaller reporting company” as defined under Rule 405 of the Securities Act, and as such, we have elected to comply with certain reduced public company reporting requirements. See “Prospectus Supplement Summary—Implications of Being a Smaller Reporting Company” in the Original Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-7 of the Original Prospectus Supplement, on page 3 of the Base Prospectus and in the documents incorporated by reference into this Amendment, the Original Prospectus Supplement and the Base Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this amendment No. 1 to prospectus supplement is September 10, 2025.